中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

File No.82-34675

Our Ref: BS(2003)547(JY)

03037451

14th November, 2003

03 NOV 18 AM 7:21

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

PROCESSED
NOV 25 2003
THOMSON FINANCIAL

SUPPL

Dear Sirs,

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No.82-34675

We enclose an announcement issued by BOC Hong Kong (Holdings) Limited in Hong Kong and dated 13th November, 2003 for your attention.

Please note that the above document is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

11/18

..../page 2

香港花園道一號五十二樓 電話 Tel: (852) 2846 2700
52/F, 1 Garden Road, Hong Kong. 傳真 Fax: (852) 2810 5830

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jason C.W. Yeung
Company Secretary

Encl.

香港花園道一號五十二樓
52/F, 1 Garden Road, Hong Kong.
電話 Tel: (852) 2846 2700
傳真 Fax: (852) 2810 5830

South China Morning Post

Date 14 NOV 2003

03 NOV 18 AM 7:21

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(the "Company")

ANNOUNCEMENT
APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR

The Board of Directors (the "Board") of the Company is pleased to announce the appointment of Ambassador Linda Tsao Yang as an Independent Non-executive Director of the Company, with effect from 12th November, 2003.

The Board of the Company is pleased to announce that with effect from 12th November, 2003, Ambassador Linda Tsao Yang (楊曹文梅大使) has been appointed as an Independent Non-executive Director of the Company.

Ambassador Linda Tsao Yang, aged 77, currently chairs the Asian Corporate Governance Association (ACGA), a non-profit organisation based in Hong Kong for promoting corporate governance practices among Asian business enterprises. She is also an advisor to Lombard Investments, a private equity investment firm in San Francisco and serves on various public organisations. Ambassador Yang was appointed by President Clinton as the U.S. Executive Director at the Asia Development Bank ("ADB") from 1993 to 1999. Upon her retirement in 1999, then U.S. Secretary of the Treasury presented her with the Distinguished Service Award of the Treasury Department for her contributions at ADB during her tenure of office. Before that, she had served in various public capacities including, California's Savings and Loan Commissioner and Vice President of the Board of Administration of the Public Employees' Retirement System of the State of California (CalPERS). Ambassador Yang graduated from St. John's University in Shanghai and earned her Master of Philosophy degree (Economics) from Columbia University of New York.

The Board firmly believes that good corporate governance is of paramount importance in ensuring that the interests of the Company's stakeholders are safeguarded and the Board is fully committed to practising good corporate governance. Ambassador Yang's experience in this respect will prove invaluable to the Company for bringing international best practices into the Company.

Finally, the Board takes this opportunity to welcome Ambassador Yang to join the Board.

By Order of the Board
Jason C. W. Yeung
Company Secretary

Hong Kong, 13th November, 2003

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

(根據公司條例於香港註冊成立之有限公司)

(「本公司」)

公佈
委任獨立非執行董事

本公司董事會欣然宣佈自二〇〇三年十一月十二日起，楊曹文梅大使獲委任為本公司獨立非執行董事。

本公司董事會欣然宣佈委任楊曹文梅大使為本公司獨立非執行董事，由二〇〇三年十一月十二日起生效。

楊曹文梅大使，77歲，現為亞洲公司管治協會 (Asian Corporate Governance Association) 主席，該協會是一間以香港為基地的非牟利機構，並以促進亞洲企業的公司治理為宗旨。彼亦為美國三藩市一家名為Lombard Investments的投資公司的顧問。此外，彼亦服務於多間公共機構。楊大使曾於1993年至1999年期間獲克林頓總統委任為亞洲開發銀行的美國執行董事，並於1999年退任時，獲當時美國財政部長頒發財政部的「傑出服務獎」(Distinguished Service Award)，以表揚其在任期間對該行的貢獻。在此以前，彼曾擔任多項公職，包括美國加州儲蓄貸款局局長 (California's Savings and Loan Commissioner) 和美國加州公務人員退休基金 (Public Employees' Retirement System of the State of California (CalPERS)) 副主席。楊大使畢業於上海聖約翰大學，並取得紐約哥倫比亞大學經濟碩士學位。

董事會堅信良好的公司治理對保障股東利益最為重要，而董事會亦決心推行良好公司治理原則。楊大使在這方面的經驗將對本公司引入國際最佳標準裨益良多。

最後，董事會藉此機會歡迎楊大使加入本公司董事會。

承董事會命
公司秘書
楊志威

香港，二〇〇三年十一月十三日